UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 8, 2021.

2

Buenos Aires, February 7, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Amendment to the

Exchange Offer and Consent Solicitation.

.

Dear Sirs:

We hereby address you in relation to the exchange offers and consent solicitation related to (i) class XLVII notes due 2021 (the “Old Notes”); (ii) class XXVIII notes due 2024; (iii) class XIII notes due march 2025; (iv) class XXXIX notes due July 2025; (v) class LIII notes due 2027; (vi) class I under the frequent issuer regime due 2029; and (vii) the class LIV notes due 2047 described in (i) the pricing supplement on January 7, 2021, as amended and restated on January 25, 2021, as amended on February 1, 2021, and as amended on February 7, 2021 (the “Pricing Supplement”), and (ii) in the subscription notice dated on January 7, 2021, as amended on January 14, 2021, as amended and restated on January 25, 2021, as amended on February 1, 2021, and as amended on February 7, 2021, ( the “Subscription Notice”) published by YPF S.A. in the Autopista de la Información Financiera of the Comisión Nacional de Valores and on the Mercado Abierto Electrónico S.A’s. website.

In this sense, YPF has published on February 7, 2021, the fourth amendment to the Pricing Supplement of the offer and the Subscription Notice. For the benefit of investors, we have attached the press release relating to the proposed amendments to the exchange offer and consent solicitation which consist, among others, extend both the Exchange Offer and the Consent Solicitation, and amend the Exchange Consideration for the 2021 Old Notes.

All the terms not defined herein will have the meaning assigned to them in the Pricing Supplement.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 8, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer

4

YPF Sociedad Anónima Announces Fourth Amendment to Exchange Offers and Consent Solicitation

February 7, 2021— Buenos Aires, Argentina

YPF Sociedad Anónima (“YPF” or the “Company”) announced in February 7 its decision to amend the terms and conditions of its amended and restated Exchange Offer and Consent Solicitation Memorandum dated January 25, 2021, as amended on February 1, 2021 (the “Exchange Offer and Consent Solicitation Memorandum”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Exchange Offer and Consent Solicitation Memorandum.

YPF has continued to engage throughout this process in good faith discussions with Eligible Holders of all of its Old Notes seeking to adjust the terms of its exchange offers taking into consideration applicable regulations. On February 7, 2021, the Board of Directors of YPF received a letter and encouragement from Eligible Holders of the Company’s 8.500% Senior Notes due 2021 (the “2021 Old Notes”) members of the Ad Hoc YPF Bondholder Group, who in the aggregate hold approximately 45% of 2021 Old Notes, stating that such Eligible Holders would undertake to tender their 2021 Old Notes into the Exchange Offer for the 2021 Old Notes provided if YPF amended the terms of the Exchange Offer for its 2021 Old Notes as set forth herein, and announced such amendment prior to 1:00 a.m. (EST) on February 8, 2021. Accordingly, the Eligible Holders mentioned above have undertaken to tender their 2021 Old Notes by the 2021 Old Notes Early Participation Deadline (as defined herein).    These holders have made no undertaking with respect to any other series of Old Notes.

Pursuant to this amendment No. 4 (“Amendment No. 4”), the Company has revised the terms and conditions of the Exchange Offers and Consent Solicitation to:

A. Amend the Exchange Consideration for the 2021 Old Notes

Early Exchange Consideration for the 2021 Old Notes

Upon the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation Documents, Eligible Holders who validly tender their 2021 Old Notes and deliver their related Proxies on or prior to the 2021 Old Notes Early Participation Deadline (including all Eligible Holders who validly tender their 2021 Old Notes and deliver their related Proxies on or prior to the date of this Amendment No. 4) will be eligible to receive, for each US$ 1,000 principal amount of Old Notes so tendered, US$ 699 principal amount of New Secured 2026 Notes and US$ 408 cash payment (the “2021 Old Notes Early Exchange Consideration”).

The 2021 Old Notes Early Exchange Consideration has been calculated taking into account Accrued Interest. Therefore, Eligible Holders who validly tender their 2021 Old Notes will not be entitled to receive any additional cash payment for any Accrued Interest on the 2021 Old Notes (such amount is included in the cash payment component of the 2021 Old Notes Early Exchange Consideration). No additional payments will be made in connection with the Consent Solicitation.

Late Exchange Consideration for the 2021 Old Notes

Upon the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation Documents, Eligible Holders who validly tender their 2021 Old Notes and deliver their related Proxies after the 2021 Old Notes Early Participation Deadline but on or prior to the Expiration Time will be eligible to receive, for each US$ 1,000 principal amount of 2021 Old Notes so tendered, US$ 824 principal amount of New Secured 2026 Notes and US$ 283 cash payment (the “2021 Old Notes Late Exchange Consideration”). The New Secured 2026 Notes issued as part of the 2021 Old Notes Late Exchange Consideration (the “Late New Secured 2026 Notes”) shall have the same terms and conditions in all respects as the New Secured 2026 Notes issued as part of the 2021 Old Notes Early Exchange Consideration and the Exchange Consideration for the other Exchange Offers (the “Early New Secured 2026 Notes”) (except for the issue date); provided, further, that the Late New Secured 2026 Notes will not bear the same CUSIP number as the Early New Secured 2026 Notes, unless such Late New Secured 2026 Notes are part of the same “issue” or issued in a “qualified reopening” or are issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes. YPF can give no assurance that such Late New Secured 2026 Notes will be part of the same “issue” or issued in a “qualified reopening” or with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes. The Late New Secured 2026 Notes will constitute a single series with the Early New Secured 2026 Notes.

The 2021 Old Notes Late Exchange Consideration has been calculated taking into account Accrued Interest. Therefore, Eligible Holders who validly tender their 2021 Old Notes will not be entitled to receive any additional cash payment for any Accrued Interest on the 2021 Old Notes (such amount is included in the cash payment component of the 2021 Old Notes Late Exchange Consideration). No additional payments will be made in connection with the Consent Solicitation.

B. Extend the Exchange Offers and Consent Solicitation

1.	With regards to the Exchange Offer applicable to the 2021 Old Notes only, the Company has:

a.

amended such Exchange Offer to provide that Eligible Holders of 2021 Old Notes that validly tender their 2021 Old Notes and deliver their Proxies and not validly withdraw or revoke, as applicable, on or prior to 11:59 p.m., (EST), on February 10, 2021 (such date and time, as the same may be extended, the “2021 Old Notes Early Participation Deadline”) will be eligible to receive the 2021 Old Notes Early Exchange Consideration on the 2021 Old Notes Early Settlement Date (as defined below). Upon the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation Documents, we expect the acceptance date and settlement date for 2021 Old Notes that are validly tendered and not validly withdrawn at or prior to the 2021 Old Notes Early Participation Deadline and accepted by the Company to be February 11, 2021 (the “2021 Old Notes Early Acceptance Date”) and February 12, 2021 (the “2021 Old Notes Early Settlement Date”), respectively, in each case, unless further extended. Eligible Holders that fail to tender their 2021 Old Notes by the 2021 Old Notes Early Participation Deadline will not be entitled to receive the 2021 Old Notes Early Exchange Consideration; and

b.

extended the (i) Withdrawal Deadline from 5:00 p.m. (EST) on February 5, 2021 to 5:00 p.m. (EST) , on February 10, 2021, (ii) expiration time from 11:59 p.m. (EST) , on February 5, 2021 to 11:59 p.m. (EST), on February 25, 2021 (the “2021 Old Notes Late Expiration Time”), (iii) Acceptance Date from February 8, 2021 to February 26, 2021 (the “2021 Old Notes Late Acceptance Date”), and (iv) settlement date from February 11, 2021 to March 1, 2021 (the “2021 Old Notes Late Settlement Date”), in each case, unless further extended.

2.

With regards to the Exchange Offers and Consent Solicitation applicable to all Old Notes (other than the Exchange Offers applicable to the 2021 Old Notes), the Company has extended the (i) Expiration Time from 11:59 p.m. (EST), on February 5, 2021 to 11:59 p.m. (EST), on February 10, 2021, (ii) Acceptance Date from February 8, 2021 to February 11, 2021, and (iii) Settlement Date from February 11, 2021 to February 12, 2021, in each case, unless further extended. Holders of 2021 Old Notes are reminded that only Eligible Holders that validly tender their 2021 Old Notes prior to the 2021 Old Notes Early Participation Deadline will be entitled to receive the 2021 Old Notes Early Exchange Consideration.

Additional New Secured 2026 Notes

Notwithstanding any provision to the contrary in the Exchange Offer and Consent Solicitation Documents, the Company may issue additional New Secured 2026 Notes as 2021 Old Notes Late Exchange Consideration on or prior to the 2021 Old Notes Late Settlement Date. No New Secured 2026 Notes shall be issued following the 2021 Old Notes Late Settlement Date.

Additional Risk Factors

If any 2021 Old Notes are accepted for exchange after the 2021 Old Notes Early Participation Deadline, the Eligible Holders who tendered such 2021 Old Notes will not receive the 2021 Old Notes Early Exchange Consideration.

Holders who validly tender their 2021 Old Notes after the 2021 Old Early Participation Deadline and whose Old 2021 Notes are accepted for exchange will only receive the Old 2021 Late Exchange Consideration. The Company is not required to extend the 2021 Old Notes Early Participation Deadline.

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As of February 5, 2021, 5:00 p.m. (EST), the Company had received instructions to tender from Eligible Holders representing: (i) 14.18% of the aggregate principal amount outstanding of 2021 Old Notes (Series XLVII Notes); (ii) 42.00% of the aggregate principal amount outstanding of 2024 Old Notes (Series XXVIII Notes); (iii) 34.40% of the aggregate principal amount outstanding of March 2025 Old Notes (Series XIII Notes); (iv) 23.93% of the aggregate principal amount outstanding of July 2025 Old Notes (Series XXXIX Notes); (v) 18.61% of the aggregate principal amount outstanding of 2027 Old Notes (Series LIII Notes); (vi) 19.64% of the aggregate principal amount outstanding of 2029 Old Notes (Series I Notes); and (vii) 27.26% of the aggregate principal amount outstanding of 2047 Old Notes (Series LIV Notes).

********

Except for what is specifically modified herein and to the extent provided, all terms and conditions of the Exchange Offers and Consent Solicitation contemplated in the Exchange Offer and Consent Solicitation Memorandum and all other disclosures set forth in the Exchange Offer and Consent Solicitation Memorandum and the annexes thereto remain unchanged.

Eligible Holders who delivered their Proxies pursuant to the Consent Solicitation prior to the date hereof and do not revoke their Proxies prior to the Withdrawal Deadline shall be deemed to have accepted the terms and conditions of the Exchange Offers and Consent Solicitation as supplemented by this Amendment No. 4. Direct participants who have already submitted tender instructions and Proxies and do not wish to revoke do not need to take any further action.

YPF has not registered the New Notes under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. The New Notes are being offered for exchange only (i) to holders of Old Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (ii) outside the United States, to holders of Old Notes who are (A) not “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in reliance on Regulation S under the Securities Act, and (B) Non-U.S. qualified offerees. Only holders of Old Notes who have returned a duly completed Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer and Consent Solicitation Memorandum and to participate in the Exchange Offers and Consent Solicitation (such holders, “Eligible Holders”). In addition, Eligible Holders will need to specify in the Eligibility Letter whether they are Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees (each as defined in the Eligibility Letter).

D.F. King is acting as the Information and Exchange Agent for the Exchange Offers and Consent Solicitation. Questions or requests for assistance related to any of the Exchange Offers and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to D.F. King & Co., Inc. by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, New York, New York 10005, by email to ypf@dfking.com or by facsimile transmission at (212) 709-3328. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation. The Exchange Offer and Consent Solicitation Documents are available for Eligible Holders at the following web address: www.dfking.com/ypf.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., and Santander Investment Securities Inc. are acting as dealer managers (the “Dealer Managers”) for the Exchange Offers and Consent Solicitation.

Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, New York 10013 United States Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

United States

Attention: Global Liability Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

lmamericas@us.hsbc.com

	Itau BBA USA Securities, Inc. 540 Madison Avenue, 24th Floor New York, NY 10022 United States Attention: Debt Capital Markets Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Santander Investment Securities Inc. 45 East 53rd Street 5th Floor New York, New York 10022 United States Attention: Liability Management Collect: +1 (212) 940-1442 Toll Free: +1 (855) 404-3636

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes (as defined in the Exchange Offer and Consent Solicitation Memorandum) have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act. This announcement does not constitute an offer of the New Notes for the sale, or the solicitation of an offer to buy any securities in any state or other jurisdiction in which any offer, solicitation, or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (B) (w) outside the United States as defined in Regulation S under the Securities Act, (x) if located within a Member State of the European Economic Area (“EEA”), “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”), (y) if located in the United Kingdom, “qualified investors” as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) and (z) if outside the EEA or the UK, are eligible to receive this offer under the laws of its jurisdiction (each an “Eligible Holder”). No offer of any kind is being made to any beneficial owner of Eligible Bonds who does not meet the above criteria, or any other beneficial owner located in a jurisdiction where any of the Exchange Offers and Consent Solicitation are not permitted by law.

The distribution of materials relating to any of the Exchange Offers and Consent Solicitation may be restricted by law in certain jurisdictions. Any of the Exchange Offers and Consent Solicitation are void in all jurisdictions where they are prohibited. If materials relating to the Exchange Offers and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offers and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offers and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offers and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Forward-Looking Statements

All statements in this Amendment No. 4, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this Amendment No. 4 and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

The New Notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the UK Financial Services and Market Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA.

This document has not been approved by an authorized person for the purposes of section 21 of the FSMA. This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied upon by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.